April 9th, 2007

VIA EDGAR

United States Securities and Exchange Commission

Re:	Great Basin Gold Ltd. (the "Company")
Annual Report on Form 40-F
Consent of Expert

This letter is provided in connection with the Company's Form 40-F annual report for the year ended December 31, 2006 (the “Annual Report”) to be filed by the Company with the United States Securities and Exchange Commission (the “SEC”). The Annual Report incorporates by reference the Annual Information Form of the Company for the year ended December 31, 2006.

On behalf of MineFill Services, Inc. (“MineFill”), I hereby consent to the use of my name and MineFill’s name in connection with reference to my and MineFill’s involvement in the preparation of the following technical reports (the “Technical Reports”):

  “Technical Report and Updated Preliminary Assessment of the Ivanhoe Gold Project, Nevada, USA”;

  “Technical report on Exploration Activities at the Hollister Gold Project, Nevada, USA”;

  “Technical report on the Resource Estimate on the Burnstone Property, Mpumalanga Province, South Africa”; and

  “Technical Report on the Feasibility Study for the Burnstone Gold Project, South Africa”,

and to references to the Technical Reports, or portions thereof, in the Annual Report and to the inclusion and incorporation by reference of the information derived from the Technical Reports in the Annual Report.

Yours truly,

MineFill Services, Inc.

/s/ David M. Stone

Dr. David M. Stone, P.Eng.
(B.C. Reg. #15025)